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DENIA ENTERPRISES INC.
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455 Beach Crescent, Suite 2106,
Vancouver, BC,
V6Z 3E5

Telephone:  (604) 719-3563

Fax:  (604) 408-9962


April 6, 2006

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20002
Mail Stop: 3561

Attention:   Goldie B. Walker, Financial Analyst

Dear Sirs:

Re:      Denia Enterprises Inc.  - Registration Statement on Form SB-2
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         Amendment No. 1 - File No. 333-132584
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Further to your letter dated March 24, 2006  concerning the  deficiencies in our registration statement on Form SB-2, we provide the following responses:

Prospectus
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Selling Shareholders  - Page 8
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1.       The selling  shareholders  table reflects the registration of 8,540,000 shares of common stock for resale, rather than the 3,540,000 shares disclosed elsewhere in the filing. Please revise as appropriate.

         We  inadvertently  included  stock held by our affiliate in the selling
         shareholders   table.   We  have  amended  the  table  of  the  selling
         shareholders to reflect the correct number of shares of 3,540,000.

Title to the Julie Group Claims   - Page 18
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2.       Please  disclose  the  individuals  who are the  beneficial  owners of the shares held of record by 690047 BC Ltd.,  a selling shareholder.

         We have disclosed the beneficial owner of the shares held of record by 690047 BC Ltd.

Financial Statements  - Page 28
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3.       The audit report included in your registration  statement is printed on a Florida accountant's letterhead, Dohan and Company, and signed by a Canadian accountant, Dale Matheson Carr-Hilton LaBonte. Please revise the registration statement by filing an audit report that contains no inconsistencies or explain why no revision is required.

         Our Edgar filing agent made an error during the conversion of our registration statement by using the wrong letterhead for the audit report. We have included the correct audit report in our amended registration statement.

Yours truly,

         /s/ Zoran Pudar
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         Denia Enterprises Inc.
         Zoran Pudar, President